Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado
September 25, 2006

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-12518

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546

Dear Ms. Blye:

     Thank you for your letter dated August 30, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Banco Santander Central Hispano, S.A. (“Santander”).

     We set forth below our responses to the Staff’s comments. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and have used captions in our responses which follow each comment.

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General-

1.	We note that your website lists a representative office in Iran. Iran is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions. Please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, material investments, or other direct or indirect arrangements. Discuss financing and/or other services provided to, and other contacts with, the Iranian government, including government-owned or controlled entities, as well as with private parties. Please also describe any potential or actual financing, or services or products provided, related to dual use or military use products.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

     Our contacts with Iran are an insignificant component of our business, comprising less than 0.031% of our net attributable income and 0.018% of our net interest income for the year ended December 31, 2005. To our knowledge, our contacts with, or financial services related to, Iran are as follows:

Representative Office

     We maintain a representative office in Tehran, Iran, which was established over 25 years ago and currently has 5 employees. The representative office’s primary functions are to serve as a local contact point for our non-Iranian clients (primarily Spanish, European and Latin American customers) with business interests in Iran. Through this representative office, our clients are informed about business opportunities in Iran, including oil and infrastructure contracts for which bids are being solicited.

Banking Activities

      Grupo Santander’s banking activities relating to Iran are primarily conducted by Banco Santander in Spain, but also by certain of its branches and affiliates located in Brazil, Hong Kong, France, Belgium and the United Kingdom. In terms of our global activities in each of the areas of business in which we engage, our activities involving Iran are de minimis.

  Correspondent Relationships. We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries, including Iran, for purposes of effecting money transfers and making or receiving payments on behalf of our clients. These banks include Bank Pasargad, Bank Maskan, Bank Mellat, Bank Parsian, Bank Markazi, Bank of Industry and Mine, Bank Saderat, Bank Tejarat, Export Development Bank of Iran, Bank Keshavarazi, Bank Melli, Bank Refah Kargaran and Bank Sepah. Our volume of money transfers and payment activity to and from Iran pursuant to these correspondent relationships has historically been very low.

  Deposits from Iranian Entities. Bank Markazi, the Iranian Central Bank, maintains deposits with Banco Santander in Spain. As of December 31, 2005 and June 30, 2006, Bank Markazi held approximately US$ 587 million and US$ 574 million, respectively, in deposits with Banco Santander.

  In addition, an Iranian private company with a presence in Spain opened an account at Banco Santander in Spain in July 2006. As of September 22, 2006, this company held approximately US$ 110,000 in deposits with Banco Santander. (We note that because this account was opened in July 2006, the amount of this deposit is

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

  not included in the statistics relating to total deposits by Iranian entities set forth in response to Comment 2 below).
  Export Letters of Credit. In connection with their exportation of goods to Iran, certain of our clients are issued letters of credit by Iranian banks. Our credit exposure to Iranian banks arises from our confirming or refinancing their letters of credit issued to our clients to fund exports to Iran.

  As of December 31, 2005 and June 30, 2006, we had credit exposure in respect of letters of credit issued by Iranian banks in an aggregate principal amount of approximately US$ 66.1 million and US$ 7.8 million, respectively (0.013% and 0.001% of our total loans to customers at such dates, respectively).

  Performance Guarantees. We also issue stand-by letters of credit to guarantee the obligations (either under tender documents or under contracting agreements) of primarily Spanish, but also other European, contractors who participate in public bids in Iran. The guarantees in favor of the relevant Iranian official body awarding the contract are issued by Iranian state-owned banks, who in turn enjoy the benefit of a back-to-back guarantee by Banco Santander. Our systems track our exposure with respect to these types of stand-by letters of credit on a per applicant (as opposed to on a per beneficiary) basis. As a result, we cannot, on an automated basis, calculate our aggregate exposure of performance guarantees with respect to which the beneficiary is an Iranian entity.

  Other Financing Activities ( Export Credits ). We also provide medium and long-term financing for commercial contracts of primarily Spanish, but also other European, exporters with business activities in Iran. These financings are in the form of “on-lending loans” to Iranian state-owned banks. The amount of any of these loans is limited to a maximum of 85% of the amount of the relevant commercial contract per OECD consensus rules regulating Export Credits. These loans are insured, for a percentage of between 95% and 99% of the principal amount of the loan, by official export credit agencies (principally Compañía Española de Crédito a la Exportación, the Spanish export credit agency) and also benefit from a corresponding guarantee by the Ministry of Finance of Iran. As of December 31, 2005 and June 30, 2006, we had approximately US$ 196.9 million and US$ 176.7 million, respectively, of Iranian export loans outstanding, of which approximately US$ 194.3 million and US$ 174.3 million, respectively, was insured by export credit agencies.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

In addition, in 2004, we participated in an export-backed finance transaction for the Iranian government-owned Iran Petrochemical Commercial Company (IPCC), in which the off-taker was the United Kingdom subsidiary of a commodities company based in Switzerland. As of December 31, 2005 and June 30, 2006, we had approximately US$ 60 million and US$ 50.8 million outstanding under this financing transaction, respectively.

      To our knowledge, no financing or other products or services are provided for Iranian military purposes or for dual use items.

      In addition, in light of current political tensions with Iran, we have decreased our internal country risk exposure limits to Iran twice since the summer of 2005. Moreover, as noted above, we have as a policy ensured that our export credit exposure to Iran is covered (generally more than 95%) by non-Iranian export credit agency insurance. Given the current geopolitical tensions with Iran, our activities involving Iran, both through the Iran representative office and through our financing activities as described above and in answer to Comment 2 below, will continue to be carefully reviewed and approached in a conservative manner.

2.

Discuss for us the materiality to you of your contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorism-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

     In assessing the materiality of our contacts with Iran, we have considered both quantitative and qualitative factors. For the reasons we describe below, we believe that our contacts with Iran are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in Iran upon our reputation and share value.

     In addition to the qualitative factors we considered in making our analysis, we are aware of the sentiments expressed in the state legislation described in the Staff’s comment above. Although recognizing the sentiment expressed and restrictions imposed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Iran or that a reasonable investor would expect further disclosure with respect to those contacts in our Form 20-F for 2005.

     In quantitative terms, as is also evident from our response to Comment 1 above, we believe that our contacts with Iran, individually and in the aggregate, are not material. Our total deposits by Iranian entities (for which, as of the dates noted below, the only Iranian entity was the Iranian Central Bank) represented 0.109% and 0.104%, respectively, of our total deposits at December 31, 2005 and June 30, 2006. Our gross and net (of export credit insurance) outstanding credit exposure to Iran represented 0.050% and 0.012%, respectively, of our total credit exposure at December 31, 2005 and 0.038% and 0.009%, respectively, of our total credit exposure at June 30, 2006. Even in the event of a hypothetical loss of the full amount of our credit exposure to Iran, there would have been no material impact on our results of operations or financial condition as at or for the periods referred to above, and there would be no material impact in subsequent periods. Similarly, we estimate that less than 0.031% of our net attributable income and 0.018% of our net interest income for the year ended December 31, 2005, and 0.023 % of our net attributable income and 0.012% of our net interest income for the six months ended June 30, 2006, was generated from our contacts with Iran. These contacts have made no material contribution to our results of operations or financial condition and are not expected to have any material impact in subsequent periods.

     Further, we do not believe that any of our other past or current contacts with Iran would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank like ours to have correspondent banking relationships throughout the countries of the world with which the Spanish Government maintains commercial relations, to have credit exposure in respect of financing transactions and letters of credit related to the commercial activities of our Spanish and other clients with such countries, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

institutions from any number of countries abroad. To the extent Iran is among the countries with which we have these customary banking relationships, we do not believe a reasonable investor would consider this material in making an investment decision about our shares.

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     In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

  Santander is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Madrid at 011-34-91-259-6611 or fax: 011-34-91- 257-1282, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Alfredo Saenz
Alfredo Saenz
Chief Financial Officer
cc: Mr. Jack Guggenheim